Exhibit 4.2

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC P.O. BOX 216 • 2448-540TH STREET, SUITE 1 • GRANITE FALLS, MN • 56241-0216 PHONE: 320/564-3100 • FAX: 320/564-3190

August 12, 2003

Granite Falls Bank (GFCEP Escrow Agent)
702 Prentice Street
Granite Falls, Minnesota 56241
Attn: Mr. Steve Lindholm, President

RE: Granite Falls Community Escrow Account

Dear Steve,

Pursuant to the provisions set forth in the Granite Falls Community Ethanol Plant, LLC SB-2 and the motion/resolution passed by the GFCEP Board of Governors in their board meeting on Tuesday, June 24, 2003 we are hereby notifying you of our intent to extend our offering 90 days effective June 30, 2003.

Thank you and should you have any further questions please do not hesitate to call me.

Sincerely,

s/s Paul Enstad

Paul Enstad
GFCEP Board Chairman

Cc: Vince Ella, Messerli & Kramer P.A.
       GFCEP Board of Governors